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**FILE NO. 082-35033**

November 26, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**Idemitsu Kosan Co., Ltd.**
**Rule 12g3-2(b) Exemption**

SUPPL

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Idemitsu Kosan Co., Ltd. (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Consolidated Financial Results for the First Half of Fiscal Year 2007 (From April 1, 2007 to September 30, 2007) (dated November 6, 2007)



Yours truly,

Kaoruko Suzuki

Encl
cc: Idemitsu Kosan Co., Ltd.

November 6, 2007

# Consolidated Financial Results for the First Half of Fiscal Year 2007 (From April 1, 2007 to September 30, 2007)

Company Name: Idemitsu Kosan Co., Ltd. (URL http://www.idemitsu.co.jp/)
Company Code: 5019, Shares listed on: TSE, First Sect.
Name of Representative: Akihiko Tembo, President
Contact person: Takayuki Endo, General Manager of IR Office.
Telephone: +81-3-3213-9307
Scheduled date of commencement of dividend payments: Dec 7, 2007
Scheduled date of filing of Interim Securities Report: Dec 17, 2007

1. Consolidated Financial Results for the First Half of FY2007 (From April 1, 2007 to September 30, 2007)

Note: Figures less than ¥1 million are rounded off

(1) Consolidated operating results

| | Net sales | | Operating income | | Ordinary Income | | Net income | |
|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % |
| First Half ,FY2007 | 1,697,975 | 2.6 | 36,159 | △10.6 | 42,134 | 2.1 | 13,779 | 33.5 |
| First Half ,FY2006 | 1,654,627 | 11.9 | 40,462 | 38.1 | 41,280 | 38.3 | 10,324 | △24.3 |
| FY2006 | 3,394,738 | – | 102,813 | – | 107,536 | – | 41,591 | – |

| | Net income per share | Net income per share, diluted |
|---|---|---|
| | ¥ | ¥ |
| First Half ,FY2007 | 344.58 | – |
| First Half ,FY2006 | 377.89 | – |
| FY2006 | 1,268.61 | – |

Note: Equity in earnings of affiliated companies:
First Half FY2007 ¥3,165 million First Half FY2006 ¥3,566 million FY2006 ¥8,351 million

(2) Consolidated financial position

| | Total assets | Net assets | Shareholders' equity ratio | Net assets per share |
|---|---|---|---|---|
| | ¥million | ¥million | % | ¥ |
| First Half ,FY2007 | 2,467,588 | 560,988 | 21.4 | 13,192.04 |
| First Half ,FY2006 | 2,356,010 | 409,530 | 16.1 | 13,854.99 |
| FY2006 | 2,333,129 | 561,376 | 22.8 | 13,322.56 |

Notes: Shareholders' equity:
First Half FY2007 ¥527,543 million First Half FY2006 ¥378,539 FY2006 ¥532,786 million

(3) Consolidated Cash Flows

| | Cash flows from operating activities | Cash flows from investing activities | Cash flows from financing activities | Cash and cash equivalents at end of the period |
|---|---|---|---|---|
| | ¥million | ¥million | ¥million | ¥million |
| First Half ,FY2007 | 11,429 | △37,315 | 24,202 | 122,584 |
| First Half ,FY2006 | 34,551 | △17,690 | △19,330 | 132,195 |
| FY2006 | 86,322 | △63,094 | △37,252 | 122,564 |

2. Dividends

| | Cash Dividend per share | | |
|---|---|---|---|
| | As of Sep.30 | As of Mar.31 | Total |
| | ¥ | ¥ | ¥ |
| FY2006 | – | 150.00 | 150.00 |
| FY2007 | 75.00 | – | |
| FY2007(Forecast) | – | 75.00 | 150.00 |

3. Consolidated business forecasts for FY2007 (From April 1, 2007 to March 31, 2008)

| | Net sales | | Operating income | | Ordinary income | | Net income | | Net income per share |
|---|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % | ¥ |
| FY2007 | 3,620,000 | 6.6 | 78,000 | △24.1 | 82,000 | △23.7 | 29,000 | △30.3 | 725.18 |

Note: Percentage figures represent changes from the corresponding previous periods respectively

4.Others

(1) Changes of number of material subsidiaries during the first half: None

(2) Changes in accounting principles, procedures and method of presentation

(Items contained in Changes in the Basis of Presenting Consolidated Financial Statements)

1.by new accounting standard: Yes

2.by others : None

(3) Number of shares of stock (Common stock)

1.Number of shares issued(including treasury stock)

First Half FY2007 : 40,000,000 First Half FY2006 : 27,321,500 FY2006:40,000,000

2.Number of shares of treasury stock

First Half FY2007 : 10,427 First Half FY2006 : — FY2006 :8,697

【Note】

1. Non-consolidated Financial Results for the First Half of FY2007 (From April 1, 2007 to September 30, 2007)

(1) Operating results

| | Net sales | | Operating income | | Ordinary Income | | Net income | |
|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % |
| First Half ,FY2007 | 1,560,290 | 2.5 | 12,135 | △20.5 | 18,123 | 39.7 | 7,501 | 343.2 |
| First Half ,FY2006 | 1,522,834 | 18.6 | 15,262 | 1.6 | 12,969 | △42.5 | 1,692 | △93.1 |
| FY2006 | 3,107,842 | – | 58,327 | – | 53,981 | – | 22,811 | – |

| | Net income per share | Net income per share, diluted |
|---|---|---|
| | ¥ | ¥ |
| First Half ,FY2007 | 187.59 | – |
| First Half ,FY2006 | 61.96 | – |
| FY2006 | 695.80 | – |

(2) Financial position

| | Total assets | Net assets | Shareholders' equity ratio | Net assets per share |
|---|---|---|---|---|
| | ¥million | ¥million | % | ¥ |
| First Half ,FY2007 | 2,215,512 | 432,716 | 19.5 | 10,820.74 |
| First Half ,FY2006 | 2,157,614 | 314,779 | 14.6 | 11,521.32 |
| FY2006 | 2,110,475 | 452,423 | 21.4 | 11,313.05 |

Notes: Shareholders' equity:

First Half FY2007: ¥432,716 million First Half FY2006: ¥314,779 FY2006: ¥452,423 million

2. Non-consolidated business forecasts for FY2007 (From April 1, 2007 to March 31, 2008)

| | Net sales | | Operating income | | Ordinary income | | Net income | | Net income per share |
|---|---|---|---|---|---|---|---|---|---|
| | ¥million | % | ¥million | % | ¥million | % | ¥million | % | ¥ |
| FY2007 | 3,350,000 | 7.8 | 26,000 | △55.4 | 27,000 | △50.0 | 11,000 | △51.8 | 275.07 |

Note: Percentage figures represent changes from the corresponding previous periods respectively

(Reference)

*Above business forecasts have no changes from the previous forecasts on 16th October, 2007.

*These business forecasts assume Dubai crude oil price of $70/barrel,Naphtha price of $689/ton,Currency exchange rate of 115Yen/$ for the second half of FY2007.

* The business forecasts in the above are based on information available as of the date of publication of this document. Actual operating results may differ from the forecasts due to various factors.

*For further details of above forecast, please refer "1.Consolidated operating results (1) Analysis of consolidated operating results 2) Consolidated business forecast for FY2007" on page 7.

## 1. Consolidated operating results

(1)Analysis of consolidated operating results

1) Summary of consolidated operating results for the first half of FY2007

In the petroleum industry, due to the background of rapid soaring of crude oil prices and increase of environmental awareness, demand for petroleum products is estimated to be about 97% compared with the previous year. In industrial use, conversion from petroleum fuel progressed due to aversion to high price of crude oil, and in particular demand for heavy fuel oil A substantially decreased. On the other hand, demand for jet fuel grew steadily supported by growing demand for air transportation.

In the petrochemical industry, domestic price for naphtha, a petrochemical raw material, progressed at record-high levels due to soaring crude oil prices. The price of styrene monomer and paraxylene progressed at high levels supported by stable demand mainly from China.

[Crude oil price, Naphtha price and foreign exchange rate]

| | First half of FY2006 | First half of FY2007 | Change | |
|---|---|---|---|---|
| Dubai Crude oil | $65.4/bbl | $67.4/bbl | +$2.0/bbl | +3.1% |
| Naphtha (customs) | $619/ton | $684/ton | $65/ton | +10.5% |
| Exchange rate | ¥116.4/$ | ¥120.3/$ | +¥3.9/$ | +3.4% |

With respect to the Idemitsu Group's consolidated performances for first half of fiscal 2007, consolidated net sales were ¥1,698.0 billion, an increase of 2.6% compared with the same period of the previous year, assisted by hikes in crude oil and naphtha prices. Consolidated operating income was ¥36.2 billion, down by 10.6% against the same period of the previous year, due to decreased profitability in the petrochemical products business and other businesses.
(In addition, the Company adopted the LIFO (last-in first-out) method for the valuation of inventories.)

Non-operating income was ¥6.0 billion, up by ¥5.2 billion from the same period of the previous year, due to an increase in foreign exchange gains and a decrease in interest expenses due to repayment of interest-bearing debt.

As a result, consolidated ordinary income was ¥42.1 billion, an increase of 2.1% from the same period last year.

Extraordinary account resulted in a gain of ¥0.2 billion (a loss of ¥7.5 billion in the same period of the previous year) due to gain on sale of old-model tanker owned by the Groupe.
Corporate income taxes and minority interest was ¥28.5 billion, up by ¥5.1 billion from the same period of the previous year.
As a result, consolidated net income stood at ¥13.8 billion, up by 33.5% on a year-on-year basis.

Operating results by business segment are as follows:

| Business segment | Net sales | | Operating income | |
|---|---|---|---|---|
| | First half of fiscal 2007 ¥ billion | Change % | First half of fiscal 2007 ¥ billion | Change % |
| Petroleum products | 1,228.6 | Δ1.5 | 2.2 | 31.1 |
| Petrochemical products | 350.2 | 15.9 | 13.3 | Δ22.5 |
| Oil exploration and production | 50.9 | 24.2 | 22.1 | 10.6 |
| Others | 68.4 | 6.9 | Δ1.3 | — |
| Total | 1,698.0 | 2.6 | 36.2 | Δ10.6 |

Note: Percentage figures represent changes from the corresponding previous periods respectively

Petroleum products business

The petroleum products business for the first half of fiscal 2007, despite efforts to shift costs from increase in crude oil price to the selling prices, were affected by insufficient shifting of costs mainly in industrial fuel and by increasing in the costs of fuel oil necessary for the operation of refineries and plants due to hike of crude oil prices, etc.

As for sales of petroleum products, sales volumes of all products are 12,214,000KL, 95.7% of previous period, but exceeding the demand mainly for automobile gasoline. In the SS retail business, sales volume of gasoline remained at a level equal to the previous year amidst decrease in demand with an increase by 101.5% compared with the same period a year earlier. In addition to efforts to increase sales by accelerating establishment of self-service stations, increased issuance of "Idemitsu Card Mydo Plus" credit cards resulted in around 140,000 during this first half with the total number of credit cards issued reaching 1.62 million. As for industrial fuel, demand for heavy fuel oil A sharply decreased, however sales efforts focused on high-value added oils based on demand trends. Also by actively exporting petroleum products mainly diesel fuel oil based on domestic and foreign market situations, export volume was 335,000 KL.

In terms of supply, high-quality Santa Barbara crude oil was procured from Venezuela for the first time for the Company. The Company will continue to enhance the relationship with oil-producing countries in the Middle East, and at the same time, will diversify crude oil suppliers taking consideration of geopolitical risks. Focused efforts are implemented in strengthening environmental responsiveness at the refineries and plants, and in consideration of possible scale of earthquake motion and dangerousness of the oil, the tanks will be fitted with a double-deck roof structure in order to secure a safety level above legal criteria.

In terms of environment, the Company acquired an environmental rank of "AA" from Tohmatsu Evaluation and Certification Organization Co. Ltd. From April, sale of biogasoline (regular gasoline blended with "bio ETBE" synthesized with plant-derivative bio ethanol and petroleum gas isobutene) started in the metropolitan areas (Tokyo, Kanagawa, Saitama, and Chiba Prefectures) through 50 service stations (7 of which is Idemitsu's), as a joint effort of the petroleum industry to assist the government-set reduction goals of greenhouse gases promised in the Kyoto Protocol.

In the lubricants business, the Company sold a total volume of 488,000 KL in the domestic and overseas markets including sales at licensees. In terms of domestic sales, amidst decreasing demand for lubricant oils, resource saving, energy conservation, and development and sales of environment-friendly lubricant oils are actively promoted, resulting in sales exceeding results from the same period of the previous year. Active sales of Zepro ATF- or

ECO were conducted since its release in April 2007, and sales also started for new environment friendly diesel engine oil on October. For overseas sales, the Company has decided to double the current production capability of Tianjin Idemitsu Lube to 56,000 KL/year by July 2008 in order to respond to the expanding automobile market in China.

The overall consolidated net sales in the petroleum business were ¥1,228.6 billion, down by 1.5% on a year-on-year basis. Despite sluggish market situation for middle distillates, etc. due to low demands, consolidated operating income was ¥2.2 billion, an increase by 31.1% on a year-on-year basis, due to late arrival of high-priced crude oil causing costs to be forwarded to the latter half of the year.

Petrochemical products business

With respect to petrochemical products, the material naphtha price reached a record-high with hikes in crude oil price, and the profit margin of various products were compressed due to the increase in raw material costs.

In the basic chemicals business, stable profits were secured in general supported by a stable market due to increased demands mainly in China. The market for styrene monomers progressed at high levels due to supply and demand remaining tight from periodical maintenance factors as demand stably increased mainly in China. Market demand for paraxylene remained at high levels but market price tend to decline from second quarter due to increase of production capability mainly in China.

In the performance chemicals business, full-scale production continued from the previous year. Due to increased production stemming from periodical maintenance conducted in the same period of the previous year, sales volume increased by about 10% on a year-on-year basis. In addition, construction of manufacturing facilities (production capacity: 300 tons per year) for Adamantane, a material for ArF (argon fluoride) photoresist, at the Tokuyama Plant has been completed in late September 2007. The Company adopted an environmentally-friendly manufacturing process that would be the first of its kind in the world, which uses a catalyst newly developed originally by the Company. With the establishment of the supply system for material adamantane, the Company has set up consistent system from raw materials to derivative products and has made preparations for future increase in demand. Commercial operation is scheduled to start in January 2008.

In the engineering plastics business, demand for polycarbonate resin in Asia remained firm and sales increased in high value-added products mainly in electronics such as liquid crystal displays. However, the spread between raw materials and products shrunk due to relaxing of supply and demand from augmented facilities mainly in China and South Korea and increase in price of raw materials (naphtha, bisphenol A). Sales progressed favorably for syndiotactic polystyrene (SPS) mainly in products for automobile connectors.

The overall consolidated net sales for the petrochemical products business for the first half of fiscal 2007 increased 15.9% against the same period of the previous year to ¥350.2 billion due to increase in naphtha price, etc. Operating income stood at ¥13.3 billion, a decrease by 22.5% on a year-on-year basis, due to compression of profit margin of various products cause by rise in raw material prices.

Oil exploration and production business
In the oil exploration and production business, in addition to the hovering crude oil price acting as a contributing factor to profit, crude oil production volume also saw contributions

from the Fram East drilling site starting production in October 2006. The production of crude oil increased 1.11 million barrels on a year-on-year basis to 5.90 million barrels.

In May, the Company's British subsidiary Idemitsu E&P UK Ltd. acquired partial interests in 4 exploration blocks off the west coast of British Territorial Shetland Islands. In June, Idemitsu Petroleum Norge AS has confirmed crude oil reserves from an exploratory well in the "H-North" structure of Fram Block PL090, in which the company owns a 15% interest. In addition, approval was gained for the plan for development of the Vega South field, which the Company owns 15% interest, from the Norwegian government. Also, 15% interest was acquired in the exploration block (PL293) in Norwegian territorial waters in the North Sea.

The overall consolidated net sales in oil exploration and production business for the first half of fiscal 2007 were ¥50.9 billion, an increase by 24.2% against the same period of the previous year, and operating income was ¥22.1 billion yen, an increase by 10.6% on a year-on-year basis, due to crude oil prices hovering at high levels.

Other businesses

In the coal business, total production volume of Australian coal was 4.49 million tons, up by 650,000 tons on a year-on-year basis with contributions from the Boggabri and Tarrawonga Mines, which started production in November 2006. Despite increase in export price, production costs has been increasing due to increases in fuel, material, and personnel costs due to soaring crude oil price. Additional costs due to increased demurrage at coal shipping ports continued, but the situation is beginning to stabilize.

In the electronic materials business, demand is starting to increase for organic light-emitting diode (OLED) display such as commercialization of TVs and main displays for cell phones. In terms of development, the Company has achieved the highest performance in the world in the development of white OLED material. In terms of establishing a supply system, in preparation of the expansion of the OLED display market, the Company completed the construction of the plant for OLED materials (production capacity: 2 metric tons per year) at the city of Omaezaki in Shizuoka Prefecture, and started production in April 2007.

The overall consolidated sales in the other businesses for the first half of fiscal 2007 were ¥68.4 billion yen, an increase by 6.9 % from the same period of the previous year due to production of two new coal mines. Operating income was minus ¥1.3 billion yen, a decrease by ¥3.0 billion yen on a year-on-year basis, due to demurrage cost in the coal business and increase in production costs.

2) Consolidated business forecast for FY2007 (From April 1, 2007 to March 31, 2008)

A difficult earnings environment is expected to continue with respect to full-year earnings forecasts, with reduced margins in petroleum and petrochemical products since the summer, as well as their implications for second half. As a result, the consolidated net sales will be ¥3,620 billion and operating income will be ¥7.8billion.
Ordinary income will be ¥8.2billion due to increased dividend income, and as a result of extraordinary gains from the sale of tankers, the net income will be ¥2.9billion.
(The company utilizes the last-in-first-out (LIFO) method for inventory valuation)

## (2) Consolidated financial position

### 1) Analysis of consolidated financial position

Consolidated total assets at the end of the first half of fiscal 2007 were ¥2,467.6billion, an increase of ¥134.5 billion compared with the end of the previous first half, which is attributable to the rise in crude oil price and increase of inventory assets, etc.

Total liabilities at the end of the first half of fiscal 2007 were ¥1,906.6 billion, an increase of ¥134.8 billion from the same period of the previous year, which is attributable to an increase of accounts payable and short-term operating capital due to rise in crude oil price.

Total net assets at the end of the first half of fiscal 2007 were ¥561.0 billion, an decrease of ¥0.4 billion from the end of fiscal 2007. The reason for the above decrease was in the decrease of unrealized holding gains on investment in securities and revaluation reserve for land exceeded increase of accumulated earnings from the calculation of net profit.

As a result, shareholders equity ratio at the end of the first half of fiscal 2007 was 21.4%.

### 2) Analysis of consolidated cash flows

Cash and cash equivalents ("fund") at the end of the first half of fiscal 2007 were ¥122.6 billion, equal from the end of the previous term. Major factors are as follows.

Cash flow from operating activities was ¥11.4 billion, since factors for the increase in the fund including increases in income before income taxes and depreciation and amortization without actual expenditure exceeded the amount of factors for decrease in the fund such as increase in inventory assets and the amount of payment of corporate income taxes.

Cash flow from investing activities was an outflow of ¥37.3 billion, due to expenditure for acquisition of fixed assets from capital investments.

Cash flow from financing activities was ¥24.2 billion, due to increase in operating capital caused by rise in crude oil price.

During this first half, the Company was assigned a new credit rating for its long-term senior debt and the commercial paper program from the Japan Credit Rating Agency, Ltd., and decided to issue commercial paper with ¥200 billion limit. The total amount of commercial paper issued at the end of this first half is ¥30.0 billion

Idemitsu Group's trend of financial indexes is as follows:

| | FY2003 | FY2004 | FY2005 | FY2006 | First half of FY2007 |
|---|---|---|---|---|---|
| Shareholders Equity ratio (%) | 13.6 | 13.2 | 16.2 | 22.8 | 21.4 |
| Shareholders Equity ratio on a market value basis (%) | — | — | — | 23.6 | 21.0 |
| Debt repayment years (year) | 6.5 | 12.7 | 17.6 | 9.7 | — |
| Interest coverage ratio (times) | 6.9 | 3.8 | 2.9 | 4.6 | 1.4 |

Notes:

1. Calculation formulas for indexes:
   Shareholders equity ratio: (Total net assets - Minority interest) / Total assets

Shareholders equity ratio on a market value basis: Total value of stock at market price / Total assets

Debt repayment years: Interest-bearing debt / Cash flow from operating activities (Not listed in financial results of the first half of fiscal 2007)

Interest coverage ratio (times): Cash flow from operating activities / Interest paid

2. Each index was calculated based on data contained in consolidated financial statements.
3. Total value of stock at market price was calculated by number of shares outstanding after exclusion of treasury stock.
4. Since the company was not listed until the end of fiscal 2005, there are no pertaining data before fiscal 2005.
5. "Cash flow from operating activities" for the first half of fiscal 2007 is based on "cash flow from operating activities" described in the consolidated statements cash flows (first half). Interest-bearing debt is based on the amount described in the consolidated balance sheets (first half) as short-term borrowings, commercial paper, corporate bonds and long-term debts.

   Interest expenses are based on "interest paid" in the consolidated statement of cash flows (first half).

(3) Basic policy on allocation of profits /dividends in the FY2007

The Company considers the return of profits to shareholders as one of the most important management issues and will continue to pay stable dividends to shareholders after taking into due consideration the fulfillment of internal reserves for strategic investment to enhance existing businesses and to develop future business operations, the improvement of corporate financial structure, and balance with business performances.

The Company intends to pay ¥75 per share for dividend for the first half of fiscal year 2007. For fiscal year 2007, the Company plans to pay a total annual dividend of ¥150 per share.

## 3. Management Policy

The following items are omitted since there were no significant changes in the following items since disclosure in the Consolidated Financial Results for the Fiscal Year 2006 (disclosed on May 8, 2007).

(1) Management philosophy
(2) Second consolidated medium-term management plan
(3) Progress in second consolidated medium-term management plan
(4) Targeted management indicators

The consolidated financial result is available at the following URL.

(Company website)
http://www.idemitsu.co.jp/ir/library/index.html
(TSE website (Company Search page in Listed Company Information))
http://www.tse.or.jp/listing/compsearch/index.html

(5) Issues requiring responses from the Company

1) Strengthening the competitiveness of core businesses and make further responses to changes in the demand structure

Crude oil price is soaring up due to geopolitical risks and inflow of new funds, reached to historical high on late October 2007. The Idemitsu Group made every effort to shift the increased costs to selling prices, but a further downward trend of the domestic demand for petroleum products was expected. Under these environments, the Idemitsu Group will promote rationalization and streamlining in business operations to secure stable earnings and further reinforce business structures to correspond with change of demand structure.

The Refineries and petrochemical plants in Chiba and Tokuyama are, as the core companies in their respective industrial complex, promoting the bolstering of competitiveness in collaboration with neighboring companies. Furthermore, In the Chukyo region, The company promotes with Japan Energy Corporation concerning further collaboration between the two company's refineries. To response to declining domestic demand, the Idemitsu Group will strengthen the export of fuel oils through establish infra-structure. The Idemitsu Group will promote further integration of the oil refining and petrochemical operations and reinforce competitiveness with investment for ensuring energy-saving and higher efficiency and corresponding to changes in demand structures.

In the service station retail division, the Company has established community-based sales networks with a simple distribution system in accordance with the policy of "consumer-oriented marketing" since the foundation of the Company. The Idemitsu Group will also make a further effort to continue to establish new self-service stations to pursue efficiency in the sales network and to reinforce profitability. Credit cards are important tools at service stations and for sales of LPG in terms of providing customers with convenience. The number of Idemitsu credit card members was approximately 2.5million at the end of the first half of fiscal 2007, especially the number of "Idemitsu Card Mydo Plus" issued reached 1.50 million at the end of January 2007 achieving the target set up at the start of the credit card business. The Idemitsu Group will positively promote the issuance of credit cards in order to improve customers' convenience, high-use of a service stations and profitability. The Idemitsu Group will also expand brand sales shares of fuel oil through an increase in credit card members and accelerated shift to self-service stations.

With respect to overseas business deployment, the Company is promoting new business development in fields that utilize unique technology and know-how cultivated in the petroleum products and petrochemical products businesses in the oil-producing countries of the Middle East and also in Asian countries where energy demand is increasing.

2) Develop and strengthen differentiated product groups through aggressive allocations of resources

The Idemitsu Group will provide high value-added and highly unique products and solutions corresponding to customer needs, by further developing and combining technologies fostered in the oil refining and petrochemical fields. The Idemitsu Group will launch management resources into fields where demand is expected to increase in the future. The Group will aggressively expand the high value-added businesses by cultivating and strengthening differentiated products and make them one of the mainstay businesses ranking with the core businesses and resource businesses.

With regard to lubricants business, the Company will further enhance development of differential products leveraging the Company's unique technologies. In addition, the Company intends to improve its global supply system to supply high performance lubricants having the same quality as in Japan and to promote the lubricants business mainly in China

and India where demand is forecasted to increase further in the future. The Company has decided to double the current production capability of Tianjin Idemitsu Lube to 56,000 KL/year by July 2008 in order to respond to the expanding automobile market in China. The Company is striving to achieve domestic and overseas sales volume of 1 million KL including sales at licensees.

As for performance plastics, the Company is running a joint company engaged in the manufacturing of polycarbonate plastics in Taiwan with Formosa Chemicals & Fibre Corp. The Company will double the production capacity to an annual production capacity of 200,000 metric tons in fiscal 2007 for polycarbonate plastics for optical disks for which demand is expected to increase. Additionally, concerning syndiotactic polystyrene (SPS) developed by the Company, the Company restarted the internal production facilities (production capacity: 5,000 metric tons per year) at the Chiba Plant in October 2006, and is now discussing to bolster production capacity further in order to respond to strong demand.

In the performance chemicals business, rapid growth in demand is expected in adamantane, a material for ArF (argon fluoride) photoresist and ites derivatives for the manufacturing of next-generation semiconductors. In response to this prospect, the Company completed constructions of manufacturing facilities for adamantane at the Tokuyama Plant in late September 2007. The facilities will adopt the high energy-saving manufacturing process which the Company developed and has patents for that lowers environmental load from waste. Concerning the adamantane business, the Company will expand vertical integration from raw materials to intermediate products.

With respect to the electronic materials business, the Company owns many patents for devices necessary for the commercialization of organic light emitting diode (OLED) devices for which expansion in demand as the material for next-generation displays is expected. The Company is one of the major manufacturers of OLED materials and is currently promoting joint development with Sony Corporation to ensure development of materials applicable to medium and large-sized displays. The Company also promotes development of high performance materials and discusses investment for entry into device business.
For IZO (Indium Zinc Oxide) transparent electrode materials business, the Company increased the shares of IS Electrode Materials Co., Ltd., to 100% in response to the expansion in demand for large-sized LC flat display panels and harder competition.

3) Expand reserves and production volume over the medium-to-long term

Amid the intensifying global competition for securing energy, the Company aims towards the stable supply of energy, as well as the enhancement of its earnings structure, through promoting a well-balanced resource development of coal and uranium, as well as petroleum. While resource prices and development costs have hiked sharply, the Company is making efforts to secure reserves and expand production from a medium and long-term viewpoint, by taking a balance of risks and profitability.

With respect to oil exploration and production, The Idemitsu Group will continue actively to acquire new drilling sites mainly in Norway, UK and Vietnam for securing reserves of oil and gas and will strive to improve profitability through the efficient operation and cost reduction of existing projects

With regard to the coal business, the four mines in Australia is producing approximately 10 million tons per year, and the Company will pursue further expansion of production and efficient operations including development of undeveloped areas.

As for the uranium business, the Company is advancing its final preparations towards a startup of operations at the Cigar Lake Mine in Canada (7.875% rights owned by the Company) but now is trying to recover relating to the flooding accident in 2006.

4) Strengthen activities for environmental issue from the long term perspective

As growing importance of environment issue, The Idemitsu Group strengthen R&D and establish new business focused on renewable energy which lowers environmental load ,such as biofuel, green energy power generation and geothermal power generation. Over the longer term, to utilize hydrogen energy including fuel cells and try to create new businesses.

In the field of agricultural biotechnology, the Idemitsu Group has expanded sales of microbial pesticides and livestock materials based on technology in manufacturing and utilizing microorganisms. In the future, the Company will expand business scope in greening and agricultural areas and contributes to the environment.

5) Reinforcement and expansion of research and development divisions

The Company will promote the development of new attractive products and technologies capable of contributing to the environment, through upgrading further and combining its own technologies cultivated throughout the history of the Company towards the creation of new high value-added businesses backed up by sophisticated technologies, as well as sustaining the future growth of core businesses. In addition, the Company intends to implement research and development focusing on high performance materials, materials for energy storage and conversion and environmental and bio-related fields, aiming to continuously create new businesses from the long-term viewpoint. Furthermore, the Company will enhance its strategy for intellectual property by integrating business operations and R&D activities by setting up a patent-network from the early phase of R&D and establish technological superiority. The Company will establish improved research and development systems through cultivating and assigning staff in the major fields described above.

6) Promotion of corporate social responsibility (CSR)

Not to be limited to only the economic aspect of the realization of stable and sustainable growth and returns of interests, the Idemitsu Group aims to contribute to society in all aspects of business activity through securing safety and contributing to the global environment and by providing customers with goods, technologies and services which provide a sense of "safety, vitalization and satisfaction", aiming to be a company relied on by society. The Idemitsu Group is deeply committed to pursue issues of "thorough compliance", "securing safety" and "deployment of activities to expand the Idemitsu brand." by appropriate use of internal control system.

[Appendix]

## Consolidated Financial Statements for the First Half of FY2007

### (1) Consolidated Balance Sheets

(Unit: ¥Million)

| Item | FY2006 (Ended March 31, 2007) | First Half of FY2007 (Ended September 30, 2007) | Change | First Half of FY2006 (Ended September 30, 2006) |
|---|---|---|---|---|
| (Assets) | | | | |
| Current assets | 1,013,910 | 1,138,772 | 124,861 | 1,056,725 |
| Cash in hand and deposits at bank | 107,580 | 112,592 | 5,011 | 132,195 |
| Notes and accounts receivable-trade | 413,738 | 419,617 | 5,878 | 364,042 |
| Securities | 14,983 | 9,997 | △4,986 | – |
| Inventories | 335,582 | 401,175 | 65,593 | 388,824 |
| Deferred tax assets | 14,663 | 16,839 | 2,176 | 14,395 |
| Others | 128,680 | 179,500 | 50,819 | 159,493 |
| Less: Allowance for doubtful accounts | △1,318 | △950 | 368 | △2,225 |
| Fixed assets | 1,319,218 | 1,328,816 | 9,598 | 1,299,284 |
| Tangible fixed assets | 1,043,697 | 1,052,568 | 8,871 | 1,037,389 |
| Buildings and structures | 145,285 | 145,961 | 676 | 139,462 |
| Oil tanks | 16,610 | 16,485 | △125 | 15,451 |
| Machinery and equipment | 233,036 | 248,995 | 15,959 | 223,142 |
| Land | 622,355 | 620,668 | △1,666 | 624,518 |
| Construction in progress | 15,994 | 9,780 | △6,214 | 25,237 |
| Others | 10,413 | 10,656 | 242 | 9,578 |
| Intangible fixed assets | 34,931 | 35,463 | 531 | 34,921 |
| Investment and other assets | 240,589 | 240,784 | 195 | 226,974 |
| Investment securities | 156,667 | 148,262 | △8,405 | 145,375 |
| Long-term loans | 8,063 | 8,052 | △11 | 8,691 |
| Deferred tax assets | 21,964 | 24,505 | 2,541 | 23,163 |
| Others | 55,568 | 61,596 | 6,027 | 51,540 |
| Less: Allowance for doubtful accounts | △1,674 | △1,632 | 42 | △1,796 |
| Total assets | 2,333,129 | 2,467,588 | 134,459 | 2,356,010 |
| (Liabilities) | | | | |
| Current liabilities | 1,027,767 | 1,196,215 | 168,447 | 1,164,390 |
| Notes and accounts payable-trade | 301,988 | 334,567 | 32,578 | 319,764 |
| Short-term borrowings | 329,813 | 373,165 | 43,352 | 428,684 |
| Commercial paper | – | 29,988 | 29,988 | – |
| Current portion of Bonds | 12,500 | 22,500 | 10,000 | – |
| Accounts payable-other | 291,621 | 333,253 | 41,632 | 318,593 |
| Deferred tax liabilities | 1,919 | 1,967 | 47 | 130 |
| Others | 89,924 | 100,772 | 10,848 | 97,217 |
| Long-term liabilities | 743,984 | 710,384 | △33,600 | 782,089 |
| Bonds | 73,000 | 63,000 | △10,000 | 85,500 |
| Long-term debt | 418,982 | 378,905 | △40,076 | 457,285 |
| Deferred tax liabilities | 28,939 | 30,844 | 1,904 | 27,854 |
| Deferred tax liability related to land revaluation | 103,563 | 117,608 | 14,045 | 103,169 |
| Accrued retirement benefits to employees | 58,715 | 53,679 | △5,035 | 62,988 |
| Reserve for repair works | 26,983 | 32,765 | 5,782 | 24,303 |
| Others | 33,800 | 33,580 | △220 | 20,988 |
| Total liabilities | 1,771,752 | 1,906,599 | 134,847 | 1,946,480 |

| Item | FY2006 (Ended March 31, 2007) | First Half of FY2007 (Ended September 30, 2007) | Change | First Half of FY2006 (Ended September 30, 2006) |
|---|---|---|---|---|
| (Net assets) | | | | |
| Shareholders' equity | 365,025 | 373,666 | 8,641 | 219,673 |
| Common stock | 108,606 | 108,606 | – | 51,388 |
| Additional paid-in capital | 71,140 | 71,141 | 0 | 13,935 |
| Retained earnings | 185,379 | 194,045 | 8,666 | 154,349 |
| Treasury stocks | △101 | △126 | △24 | – |
| Valuation and translation adjustments | 167,761 | 153,876 | △13,884 | 158,865 |
| Unrealized holding gains on investment in securities | 15,180 | 8,208 | △6,972 | 14,107 |
| Deferred gains on hedges | 3,949 | 4,329 | 379 | 1,653 |
| Revaluation reserve for land | 146,734 | 131,196 | △15,537 | 146,728 |
| Translation adjustments | 1,896 | 10,143 | 8,246 | △3,624 |
| Minority Interests | 28,590 | 33,444 | 4,854 | 30,991 |
| Total net assets | 561,376 | 560,988 | △388 | 409,530 |
| Total liabilities and net assets | 2,333,129 | 2,467,588 | 134,459 | 2,356,010 |

(2) Consolidated Statements of Income

(Unit: ¥Million)

| Item | First Half of FY2006 (From April 1, 2006 to September 30, 2006) | First Half of FY2007 (From April 1, 2007 to September 30, 2007) | Change | FY2006 (From April 1, 2006 to March 31, 2007) |
|---|---|---|---|---|
| Net sales | 1,654,627 | 1,697,975 | 43,348 | 3,394,738 |
| Cost of sales | 1,506,208 | 1,544,671 | 38,463 | 3,061,781 |
| Gross profit | 148,419 | 153,303 | 4,884 | 332,957 |
| Selling, general and administrative expenses | 107,956 | 117,144 | 9,188 | 230,144 |
| Operating income | 40,462 | 36,159 | △4,303 | 102,813 |
| Non-operating income | 12,054 | 15,968 | 3,914 | 28,491 |
| Interest income | 1,550 | 1,699 | 149 | 3,270 |
| Dividend income | 2,809 | 3,578 | 769 | 4,820 |
| Gain on foreign exchange, net | 2,942 | 4,194 | 1,252 | 8,333 |
| Equity in earnings of non-consolidated subsidiaries and affiliates, net | 3,566 | 3,165 | △401 | 8,351 |
| Others | 1,185 | 3,330 | 2,145 | 3,715 |
| Non-operating expenses | 11,236 | 9,993 | △1,243 | 23,767 |
| Interest expenses | 8,851 | 8,309 | △541 | 17,399 |
| Others | 2,385 | 1,683 | △701 | 6,368 |
| Ordinary income | 41,280 | 42,134 | 854 | 107,536 |
| Extraordinary gains | 469 | 5,696 | 5,227 | 7,656 |
| Gains on the sale of fixed assets | 295 | 5,423 | 5,127 | 5,250 |
| Gain on the sale of affiliates' stocks | 117 | − | △117 | 119 |
| Others | 56 | 273 | 216 | 2,285 |
| Extraordinary losses | 7,989 | 5,504 | △2,484 | 16,390 |
| Impairment loss on fixed assets | 4,628 | 1,088 | △3,540 | 8,648 |
| Impairment in value of investment securities | 185 | − | △185 | 237 |
| Loss on the sale of affiliates' stocks | 41 | − | △41 | − |
| Loss on the sale of fixed assets | 324 | 84 | △239 | 350 |
| Loss on disposal of tangible fixed assets | 2,587 | 3,959 | 1,371 | 5,360 |
| Others | 221 | 371 | 149 | 1,794 |
| Income before income taxes | 33,760 | 42,327 | 8,566 | 98,802 |
| Income taxes − Current | 16,972 | 27,553 | 10,581 | 48,802 |
| − Deferred | 4,222 | △1,601 | △5,823 | 5,333 |
| Minority interests | 2,240 | 2,594 | 353 | 3,074 |
| Net income | 10,324 | 13,779 | 3,455 | 41,591 |

(3) Consolidated Statements of Changes in Net Assets

For the First Half of FY2006 (From April 1, 2006 to September 30, 2006)

(Unit: ¥Million)

| | Shareholders' equity | | | |
|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Total shareholders' equity |
| Balance March 31, 2006 | 51,388 | 12,535 | 144,914 | 208,838 |
| Change during the term | | | | |
| Cash dividends | | | △1,502 | △1,502 |
| Net income | | | 10,324 | 10,324 |
| Change in scope of consolidation | | | △457 | △457 |
| Increase in gains on the disposal of treasury stocks | | 1,399 | | 1,399 |
| Reversal of revaluation reserve for land | | | 1,070 | 1,070 |
| Change in items other than shareholders' equity during the term (net) | | | | |
| Net increase/decrease during the term | - | 1,399 | 9,435 | 10,835 |
| Balance September 30, 2006 | 51,388 | 13,935 | 154,349 | 219,673 |

| | Valuation and translation adjustments | | | | | Minority interest in consolidated subsidiaries | Total net assets |
|---|---|---|---|---|---|---|---|
| | Unrealized holding gains on investments in securities | Deferred gains on hedges | Revaluation reserve for land | Translation adjustments | Total valuation and translation adjustments | | |
| Balance March 31, 2006 | 16,599 | - | 147,799 | △4,521 | 159,876 | 31,524 | 400,240 |
| Change during the term | | | | | | | |
| Cash dividends | | | | | | | △1,502 |
| Net income | | | | | | | 10,324 |
| Change in scope of consolidation | | | | | | | △457 |
| Increase in gains on the disposal of treasury stocks | | | | | | | 1,399 |
| Reversal of revaluation reserve for land | | | △1,070 | | △1,070 | | - |
| Change in items other than shareholders' equity during the term (net) | △2,491 | 1,653 | | 896 | 59 | △533 | △474 |
| Net increase/decrease during the term | △2,491 | 1,653 | △1,070 | 896 | △1,011 | △533 | 9,290 |
| Balance September 30, 2006 | 14,107 | 1,653 | 146,728 | △3,624 | 158,865 | 30,991 | 409,530 |

For the First Half of FY2007 (From April 1, 2007 to September 30, 2007)
(Unit: ¥Million)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance March 31, 2007 | 108,606 | 71,140 | 185,379 | △101 | 365,025 |
| Change during the year | | | | | |
| Cash dividends | | | △5,998 | | △5,998 |
| Net income | | | 13,779 | | 13,779 |
| Purchases of treasury stock | | | | △28 | △28 |
| Disposal of treasury stock | | 0 | | 3 | 3 |
| Reversal of revaluation reserve for land | | | 885 | | 885 |
| Change in items other than shareholders' equity during the year (net) | | | | | |
| Net increase/decrease during the year | - | 0 | 8,666 | △24 | 8,641 |
| Balance September 30, 2007 | 108,606 | 71,141 | 194,045 | △126 | 373,666 |

| | Valuation and translation adjustments | | | | | Minority interest in consolidated subsidiaries | Total net assets |
|---|---|---|---|---|---|---|---|
| | Unrealized holding gains on investments in securities | Deferred gains on hedges | Revaluation reserve for land | Translation adjustments | Total valuation and translation adjustments | | |
| Balance March 31, 2007 | 15,180 | 3,949 | 146,734 | 1,896 | 167,761 | 28,590 | 561,376 |
| Change during the term | | | | | | | |
| Cash dividends | | | | | | | △5,998 |
| Net income | | | | | | | 13,779 |
| Purchases of treasury stock | | | | | | | △28 |
| Disposal of treasury stock | | | | | | | 3 |
| Reversal of revaluation reserve for land | | | △885 | | △885 | | - |
| Change in items other than shareholders' equity during the term (net) | △6,972 | 379 | △14,652 | 8,246 | △12,999 | 4,854 | △8,144 |
| Net increase/decrease during the term | △6,972 | 379 | △15,537 | 8,246 | △13,884 | 4,854 | △388 |
| Balance September 30, 2007 | 8,208 | 4,329 | 131,196 | 10,143 | 153,876 | 33,444 | 560,988 |

For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance March 31, 2006 | 51,388 | 12,535 | 144,914 | – | 208,838 |
| Change during the year | | | | | |
| Issuance of common stock | 57,218 | 57,205 | | | 114,423 |
| Cash dividends | | | △1,502 | | △1,502 |
| Net income | | | 41,591 | | 41,591 |
| Change in scope of consolidation | | | △457 | | △457 |
| Increase in gains on the disposal of treasury stocks | | 1,399 | | | 1,399 |
| Purchases of treasury stock | | | | △108 | △108 |
| Disposal of treasury stock | | 0 | | 6 | 6 |
| Reversal of revaluation reserve for land | | | 833 | | 833 |
| Change in items other than shareholders' equity during the year (net) | | | | | |
| Net increase/decrease during the year | 57,218 | 58,605 | 40,464 | △101 | 156,186 |
| Balance March 31, 2007 | 108,606 | 71,140 | 185,379 | △101 | 365,025 |

| | Valuation and translation adjustments | | | | | Minority interest in consolidated subsidiaries | Total net assets |
|---|---|---|---|---|---|---|---|
| | Unrealized holding gains on investments in securities | Deferred gains on hedges | Revaluation reserve for land | Translation adjustments | Total valuation and translation adjustments | | |
| Balance March 31, 2006 | 16,599 | – | 147,799 | △4,521 | 159,876 | 31,524 | 400,240 |
| Change during the year | | | | | | | |
| Issuance of common stock | | | | | | | 114,423 |
| Cash dividends | | | | | | | △1,502 |
| Net income | | | | | | | 41,591 |
| Change in scope of consolidation | | | | | | | △457 |
| Increase in gains on the disposal of treasury stocks | | | | | | | 1,399 |
| Purchases of treasury stock | | | | | | | △108 |
| Disposal of treasury stock | | | | | | | 6 |
| Reversal of revaluation reserve for land | | | △833 | | △833 | | – |
| Change in items other than shareholders' equity during the year (net) | △1,418 | 3,949 | △231 | 6,417 | 8,717 | △2,934 | 5,783 |
| Net increase/decrease during the year | △1,418 | 3,949 | △1,064 | 6,417 | 7,884 | △2,934 | 161,136 |
| Balance March 31, 2007 | 15,180 | 3,949 | 146,734 | 1,896 | 167,761 | 28,590 | 561,376 |

(4) Consolidated Statements of Cash Flows

(Unit: ¥Million)

| Item | First Half of FY2006 (From April 1, 2006 to September 30, 2006) | First Half of FY2007 (From April 1, 2007 to September 30, 2007) | FY2006 (From April 1, 2006 to March 31, 2007) |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Income before income taxes and minority interests | 33,760 | 42,327 | 98,802 |
| Depreciation and amortization | 27,067 | 35,801 | 59,307 |
| Impairment loss on fixed assets | 4,628 | 1,088 | 8,648 |
| (Decrease)in accrued retirement benefits to employees | △1,157 | △5,046 | △5,454 |
| (Increase) in notes and accounts receivable, trade | △31,569 | △3,752 | △79,719 |
| (Increase) in inventories | △69,988 | △64,535 | △15,791 |
| Increase in notes and accounts payable-trade | 34,716 | 31,066 | 15,495 |
| Increase in accounts payable, other | 67,381 | 39,605 | 39,742 |
| Others | 4,720 | △38,171 | 26,092 |
| Sub-total | 69,560 | 38,383 | 147,122 |
| Interest and dividends received | 4,572 | 9,881 | 8,373 |
| Interest paid | △9,982 | △8,000 | △18,851 |
| Payment of income taxes | △29,598 | △28,835 | △50,322 |
| Net cash provided by operating activities | 34,551 | 11,429 | 86,322 |
| Cash flows from investing activities | | | |
| Purchases of tangible fixed assets | △28,713 | △37,563 | △67,287 |
| Proceeds from sale of tangible fixed assets | 1,934 | 8,789 | 7,867 |
| Purchases of investment securities | △200 | △3,163 | △4,494 |
| Proceeds from sale of investment securities | - | 29 | 272 |
| (Increase) decrease in long-term loans, net | 9,643 | △3,151 | 13,448 |
| Others | △353 | △2,257 | △12,901 |
| Net cash used in investing activities | △17,690 | △37,315 | △63,094 |
| Cash flows from financing activities | | | |
| Increase (decrease) in short-term borrowings, net | 26,995 | 38,506 | △31,874 |
| Increase in commercial paper, net | - | 29,988 | - |
| Proceeds from long-term debt | 6,062 | 5,990 | 55,321 |
| Repayment of long-term debt | △46,709 | △43,550 | △175,773 |
| Proceeds from issuance of common stock | - | - | 113,563 |
| Others | △5,678 | △6,732 | 1,510 |
| Net cash used in financing activities | △19,330 | 24,202 | △37,252 |
| Effect of exchange rate changes on cash and cash equivalents | 2,314 | 1,703 | 4,238 |
| Net increase(decrease) in cash and cash equivalents | △154 | 20 | △9,785 |
| Cash and cash equivalents at beginning of year | 132,747 | 122,564 | 132,747 |
| Net increase in cash and cash equivalents resulted from change in scope of | △397 | - | △397 |
| Cash and cash equivalents at end of the period | 132,195 | 122,584 | 122,564 |

(5)Consolidated Segment Information

1. Business segment information

(1)For the First Half of FY2006 (From April 1, 2006 to September 30, 2006)

(Unit: ¥Million)

| | Petroleum products | Petrochemical products | Oil exploration and production | Others | Total | Elimination and corporete | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales | | | | | | | |
| (1) Net sales to outside customers | 1,247,571 | 302,151 | 40,946 | 63,958 | 1,654,627 | - | 1,654,627 |
| (2) Inter-segment | 1,753 | 810 | - | 3,774 | 6,338 | (6,338) | - |
| Total | 1,249,325 | 302,962 | 40,946 | 67,732 | 1,660,966 | (6,338) | 1,654,627 |
| Operating expenses | 1,247,669 | 285,783 | 21,011 | 66,059 | 1,620,524 | (6,359) | 1,614,164 |
| Operating income | 1,655 | 17,178 | 19,935 | 1,672 | 40,442 | 20 | 40,462 |

(2)For the First Half of FY2007 (From April 1, 2007 to September 30, 2007)

(Unit: ¥Million)

| | Petroleum products | Petrochemical products | Oil exploration and production | Others | Total | Elimination and corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales | | | | | | | |
| (1) Net sales to outside customers | 1,228,577 | 350,158 | 50,868 | 68,371 | 1,697,975 | - | 1,697,975 |
| (2) Inter-segment | 1,550 | 864 | - | 4,111 | 6,526 | (6,526) | - |
| Total | 1,230,128 | 351,022 | 50,868 | 72,483 | 1,704,502 | (6,526) | 1,697,975 |
| Operating expenses | 1,227,958 | 337,708 | 28,817 | 73,831 | 1,668,315 | (6,498) | 1,661,816 |
| Operating income (loss) | 2,169 | 13,314 | 22,050 | △1,347 | 36,187 | (28) | 36,159 |

(3)For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

| | Petroleum products | Petrochemical products | Oil exploration and production | Others | Total | Elimination and corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales | | | | | | | |
| (1) Net sales to outside customers | 2,535,934 | 622,823 | 87,196 | 148,784 | 3,394,738 | - | 3,394,738 |
| (2) Inter-segment | 3,389 | 1,649 | - | 8,235 | 13,274 | (13,274) | - |
| Total | 2,539,323 | 624,473 | 87,196 | 157,019 | 3,408,013 | (13,274) | 3,394,738 |
| Operating expenses | 2,521,582 | 580,200 | 50,341 | 153,131 | 3,305,256 | (13,331) | 3,291,925 |
| Operating income | 17,741 | 44,272 | 36,854 | 3,888 | 102,756 | 56 | 102,813 |

Notes:
1. The business segments are determined in accordance with the Company's internal business management policy.
2. Each business segment represents the following:
(1)Petroleum products: gasoline, naphtha, kerosene, gas oil, crude oil, lubricating oil, liquefied petroleum gas, shipping
(2) Petrochemical products: petrochemical, plastic products, synthetic resin
(3)Oil exploration and production: crude oil exploration, production and mining business
(4)Others: coal exploration and mining, automotive service products, leasing business, construction and maintenance, electronic materials

2. Geographic segment information

For the First Half of FY2006 (From April 1, 2006 to September 30, 2006)
For the First Half of FY2007 (From April 1, 2007 to September 30, 2007)
FY2006 (From April 1, 2006 to March 31, 2007)

Presentation of geographical segment information is omitted, since the ratio of Japan to the total sales of all segments exceeds 90% for each fiscal period in the above.

3. Overseas sales information

For the First Half of FY2006 (From April 1, 2006 to September 30, 2006)
For the First Half of FY2007 (From April 1, 2007 to September 30, 2007)
FY2006 (From April 1, 2006 to March 31, 2007)

Presentation of overseas sales is omitted, since the total overseas sales is less than 10% for each fiscal period in the above.

END